FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
January 21, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No   ☒

MOBILE TELESYSTEMS (MTS) ANNOUNCES PLANS TO ISSUE EUROBONDS

Moscow, Russian Federation — January 21, 2003 — Mobile TeleSystems OJSC (“MTS” - NYSE:MBT), the largest mobile cellular operator in Russia and Central and Eastern Europe(1), today announces its plans to raise debt financing through the placement of unsecured USD notes under Rule 144A/Regulation S (Eurobond).

The notes will be issued through MTS’ 100% beneficially-owned subsidiary, Mobile TeleSystems Finance S.A., a company organized under the laws of Luxembourg, and will be guaranteed by MTS.  The notes will be offered and sold outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act and in the United States to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act) in reliance on Rule 144A.

(1)           Measured in terms of number of subscribers.

The approximate size of the offering, timing for the launch and the final terms of the transaction will depend upon market conditions, though MTS does not expect the offering to exceed $400 million.

The proceeds are expected to be used for general corporate purposes, including potential acquisitions of mobile operators in various regions of Russia and the countries of the CIS.

***

Mobile TeleSystems OJSC (or “MTS”) — is Russia’s largest cellular operator serving over six million subscribers. MTS together with its subsidiaries is licensed to provide GSM 900/1800 services in 56 regions of Russia with a total population of 103.1 million or 72% of the nation’s population. Today, MTS’ network operates in 48 regions of Central (including Moscow and Moscow region), Northwestern (including St Petersburg and Leningrad region), Southern, Volga, Urals, Siberia and Far-Eastern federal districts. MTS operates a joint venture in the Republic of Belarus, which has a total population of ten million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com

***

These materials are not an offer for sale of the notes in the United States. The notes may not be sold in the United Sates absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Mobile TeleSystems OJSC does not intend to register any portion of the offering in the United States or to conduct a public offering of notes in the United States.

In connection with this offer, the initial purchasers or any person acting for them may over-allot or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the initial purchasers or any of their agents to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements  to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

For further enquiries contact:

Mobile TeleSystems, Moscow
Investor Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

Public Relations	tel.: +7095 737 4530
Kirill Maslentsin	e-mail: mkk@mts.ru

Press Secretary	tel.: +7095 737 4530
Eva Prokofieva	e-mail: evp@mts.ru

Gavin Anderson & Company, London
Halldor Larusson / Yolande Stratford	tel: +44 (0) 20 7554 1400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ MIKHAIL SMIRNOV
	Name:	Mikhail Smirnov
	Title:	President

Date:       January 21, 2003